



06023764

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 30, 2003

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number   ___333-13002___

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY
BARGAINED EMPLOYEES OF THE ICI GROUP
(the "Plan")
c/o Law Department
ICI GROUP SERVICES INC.
10 Finderne Avenue
Bridgewater, NJ 08807

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
20 Manchester Square
London W1U 3AN



REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
- December 30, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits
- Years Ended December 30, 2003 and 2002

Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
- December 30, 2003



**RETIREMENT SAVINGS PLAN FOR COLLECTIVELY
BARGAINED EMPLOYEES OF THE ICI GROUP**

Financial Statements and Supplemental Schedule

December 30, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Table of Contents



KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Members
Retirement Savings Plan for Collectively
  Bargained Employees of the ICI Group:

We have audited the accompanying financial statements of net assets available for benefits of the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group (formerly, the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group) (the Plan) as of December 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2003 and 2002, and changes in net assets for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 15, 2005

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Statements of Net Assets Available for Benefits

December 30, 2003 and 2002

		2003	2002
Investments, at fair value:			
Investments in Master Trust (note 5)	$	22,062,799	15,947,928
Participant loans (note 3)		1,966,292	1,891,685
Total investments		24,029,091	17,839,613
Receivables:			
Employer contributions		18,585	72,790
Participant contributions		12,634	195,329
Total receivables		31,219	268,119
Net assets available for benefits	$	24,060,310	18,107,732

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2003 and 2002

	2003	2002
Additions:		
Contributions from employer	$ 987,111	368,025
Contributions and rollovers from participants	2,704,892	979,736
Total contributions	3,692,003	1,347,761
Net investment income of Master Trust (note 5)	3,563,755	386,044
Participant loan interest income	141,218	34,699
Transfers from other plan (note 1)	17,011	14,769,211
Total additions	7,413,987	16,537,715
Deductions:		
Distributions to participants or beneficiaries	932,148	180,929
Administrative fees	80	92
Transfers to other plan (note 1)	529,181	2,398
Total deductions	1,461,409	183,419
Net increase in assets available for benefits	5,952,578	16,354,296
Net assets available for benefits:		
Beginning of year	18,107,732	1,753,436
End of year	$ 24,060,310	18,107,732

See accompanying notes to financial statements.

(1) Description of the Plan and Employees' Rights and Benefits

(a) General

The following description of the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group (formerly, the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group) (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is an individual account defined contribution plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

The Plan is sponsored by Indopco, Inc. The Plan covers all eligible members of the bargaining units that have negotiated the availability of this Plan. The only provisions of the Plan that may be negotiated are the rate of employer matching, the vesting of such employer matching, and eligibility. All other provisions of the Plan are not subject to negotiation except that a collective bargaining unit may bargain out of the Plan.

The Plan is invested in a tax-exempt master trust under an agreement between ICI American Holdings Inc. and Fidelity Management Trust Company (the ICI Master Trust) with other plans sponsored by subsidiaries and/or affiliates of ICI American Holdings Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Background

The Plan was renamed the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group (URSP) effective December 31, 2001. During the period July 1, 2000 through December 31, 2001, the name of the Plan was the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group (USIP). Prior to July 1, 2000, the Plan was known as the Hourly Employees Savings Plan of National Starch and Chemical Company (the HESP).

(c) Contributions

Subject to limitations imposed by law, plan participants may contribute to the Plan, in increments of 1% on a before-tax basis, between 1% and 25% (15% prior to January 1, 2002) of eligible compensation, as defined in the Plan.

The Plan also allows before-tax catch-up contributions permitted by Section 414(v) of the Internal Revenue Code of 1986, as amended (the Code).

Plan participants may contribute to the Plan, in increments of 1%, on an after-tax basis between 1% and 12% of eligible compensation.

For each dollar a participant contributes on a before-tax basis, the Company makes a matching contribution subject to the limits established by the Code and collective bargaining.

The Company also contributes an additional "Make Up Matching" contribution to eligible participants of the Plan. The Plan Administrator determines the matching contributions made to the participant's account for the plan year. The Plan Administrator then determines the hypothetical year-end match based upon his/her total before-tax contributions for the year and the participant's eligible compensation for the portion of the plan year in which the participant was eligible to participate in the Plan up to the maximum bargained amount. The difference, if any, between the actual matching contribution and the hypothetical year-end match is the "Make Up Matching" contribution.

(d) Vesting

Participants are 100% vested in the amounts they contribute to their accounts and employer matching contributions, including the related earnings and losses.

(e) Benefit Payments

Prior to termination of employment and age $59\frac{1}{2}$, participants may withdraw their after-tax employee contributions, and related investment income (loss), if any, on such contributions, subject to plan limitations and restrictions. Before-tax employee contributions may be withdrawn only in the event of certain financial hardships, as defined, or after reaching the age of $59\frac{1}{2}$. As provided by law and under circumstances provided for in the Plan, such withdrawals may result in suspension from eligibility to make employee contributions to the Plan for various periods of time. After age $59\frac{1}{2}$, participants may elect to withdraw all or part of their account balance prior to termination of employment.

Upon termination of employment or at certain later times provided under the Plan, a participant's vested account balance is distributed in a lump sum, deferred until normal retirement, or rolled over to another qualified employer-sponsored plan or individual retirement account. Participants meeting certain criteria, as defined in the Plan, may elect installment payment options.

(f) Investment Options

Contributions and balances are invested at the election of the participant in one or more of the following funds:

ICI Long-Term Income Fund – This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bonds or bond portfolios. The fund's rate of return is a blended rate that varies based on all of the underlying investments.

Fidelity Balanced Fund – This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund invests approximately 25% of assets in fixed income senior securities, including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

Mellon Capital Asset Allocation Strategy Fund – This fund is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment manager.

Fidelity Equity Income Fund – This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities, including lower-quality debt services. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

Fidelity US Equity Index Pooled Fund – This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

Fidelity Magellan Fund – This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of investments over the long term through capital appreciation.

Fidelity Aggressive Growth Fund – This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of investment over the long term through capital appreciation.

T. Rowe Price Small Cap Stock Fund – This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

American Funds Europacific Growth Fund – This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-U.S. companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange-rate fluctuation and the action of foreign governments.

ICI Company Stock Fund – Invests primarily in Imperial Chemical Industries PLC American Depositary Receipts (ADRs), which are traded on the New York Stock exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling. This fund has the greatest investment risk since it is invested primarily in one security.

**RETIREMENT SAVINGS PLAN FOR COLLECTIVELY
BARGAINED EMPLOYEES OF THE ICI GROUP**

Notes to Financial Statements

December 30, 2003 and 2002

Vanguard Total Bond Market Index Fund – This fund normally invests at least 80% of assets in bonds listed on the index. It attempts to keep its portfolio weightings in line with the weightings of the index.

Fidelity Freedom Income Fund – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Delaware Trend Instrument Fund – This fund is a growth mutual fund that invests primarily in common stocks of emerging growth-oriented domestic and foreign companies. The objective of the fund is to increase the value of investments through capital growth.

Fidelity Freedom 2010 – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2010 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2020 – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. After reaching its target date, Freedom 2020 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2020.

Fidelity Freedom 2030 – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2030 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

Fidelity Freedom 2040 – This fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds. After reaching its target date, Freedom 2040 will become more conservative for 5-10 years, until the asset mix is approximately the same as the Freedom Income Fund. Ultimately, the funds will merge. This fund is targeted to investors expected to retire around the year 2040.

For more information on investments, the prospectus of the applicable fund should be consulted.

(g) Plan Mergers, Transfers, and Corporate Actions

On February 4, 2002, Imperial Chemical Industries PLC (ICI) announced a rights offering. Under the rights offering, holders of 11 ICI American Depositary Receipts (ADRs) were allowed to purchase 7 new ADRs at the price of $11.42. The rights offering was extended to participants in the Plan who had an interest in the ICI Company Stock Fund on February 26, 2002. Participants could either sell the rights real time or exercise the rights. If the rights were not exercised by March 11, 2002, the rights were sold by Fidelity through a batch process. The $11.42 exercise price held a buffer to cover currency fluctuation between the pound sterling and the U.S. dollar. Approximately $1 for each exercised right was refunded to the Plan and allocated to the applicable participant's account and then transferred to the ICI Company Stock Fund.

In September 2002, the following union prototype plans were merged into the Plan: National Starch and Chemical Company Indianapolis 401(k) Plan; National Starch and Chemical Company North Kansas City 401(k) Plan; Ablestik Laboratories 401(k) Plan; Acheson Industries 401(k) Plan; National Starch and Chemical Company Island Falls 401(k) Plan; National Starch and Chemical Company Plainfield 401(k) Plan; and National Starch and Chemical Company Chicago 401(k) Plan. The aggregate amount transferred to the Plan as the result of the merger was $14,769,211.

Approximately $2,400 was transferred from the Plan to the Retirement Savings Plan of the ICI Group in 2002 as the result of union employees transferring to a nonunion status.

In 2003, there were transfers of approximately $529,000 out of the Plan to other plans within the Master Trust and transfers of approximately $17,000 into the Plan from other plans within the Master Trust.

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b) Valuation of Plan Assets and Income Recognition

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates

of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Security transactions are recorded on the trade date. Gains or losses on securities sold are based on average cost.

(c) *Administrative Expenses*

Generally, costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary Capital Management's investment advisory fees are charged to the ICI Long-Term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(d) *Participant Withdrawals*

Payments to participants in the form of a withdrawal or distribution are recognized as a reduction of plan assets when paid by the trustee.

(e) *Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of the America requires the making of estimates and assumptions that affect the amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(f) *Risks and Uncertainties*

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as the prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund investment objectives, stock markets, bond market performance, interest rates, economic conditions, exchange rates, and world affairs.

(Continued)

(3) Loans to Plan Participants

Loans from the Plan may only be made to participants who are "parties in interest" within the meaning of ERISA Section 3(14). A maximum of two loans may be outstanding at any time for any eligible participant. The Plan may, however, accept more than two loans pursuant to a transfer of assets and liabilities or merger of plans into this Plan in accordance with Code § 414(1), provided that a participant with more than two such loans may not take a loan under this Plan until all but one of such loans have been paid in full. A participant may borrow up to the lesser of $50,000 (reduced by the highest loan balance in the preceding 12 months) or 50% of his vested account balance. Loans have a fixed rate of interest, 1% above the prime rate of interest at the origination of the loan. Loans are generally for a term up to five years. The term of a loan for the purchase of a principal residence may be up to 25 years. Participant loans granted during 2003 and 2002 carried an interest rate of between 5.00% and 7.00%.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants are 100% vested in their retirement contributions and earnings thereon.

(5) Investments in Master Trust

At December 30, 2003 and 2002, the Plan's investments (excluding participant loans) were held in the ICI Master Trust. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

(Continued)

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Notes to Financial Statements

December 30, 2003 and 2002

The following table presents the fair values of investments in the ICI Master Trust as of December 30, 2003 and 2002:

	2003	2002
ICI Long-Term Income Fund	$ 306,929,508	301,015,875
Mellon Capital Asset Allocation Strategy Fund	17,401,973	13,919,824
Delaware Trend Instrument Fund	9,046,223	—
T. Rowe Price Small Cap Stock Fund	31,956,088	19,779,131
American Funds Europacific Growth Fund	18,569,039	12,541,734
ICI Company Stock Fund	16,865,398	13,621,787
Fidelity Magellan Fund	157,798,977	127,169,845
Fidelity Equity Income Fund	64,603,546	47,930,282
Fidelity Balanced Fund	34,858,432	22,703,314
Fidelity Aggressive Growth Fund	18,857,168	17,746,719
Fidelity US Equity Index Pooled Fund	49,337,802	37,381,854
Vanguard Total Bond Market Index Fund	12,248,905	10,395,221
Fidelity Freedom Income Fund	1,166,796	567,931
Fidelity Freedom 2010	2,029,499	772,138
Fidelity Freedom 2020	1,607,223	723,193
Fidelity Freedom 2030	784,378	231,743
Fidelity Retirement Money Market Fund	346,955	174,522
Fidelity Freedom 2040	496,897	73,741
	$ 744,904,807	626,748,854
Plan's proportionate share	2.9%	2.5%

(Continued)

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES OF THE ICI GROUP

Notes to Financial Statements

December 30, 2003 and 2002

Net increase (decrease) in fair value by investment for the years ended December 30, 2003 and 2002 is as follows:

		2003	2002
ICI Long-Term Income Fund	$	5,913,633	30,178,190
Mellon Capital Asset Allocation Strategy Fund		3,482,149	(5,201,316)
Delaware Trend Instrument Fund		9,046,223	—
T. Rowe Price Small Cap Stock Fund		12,176,957	1,841,223
American Funds Europacific Growth Fund		6,027,305	(960,773)
ICI Company Stock Fund		3,243,611	(5,115,182)
Fidelity Magellan Fund		30,629,132	(51,137,710)
Fidelity Equity Income Fund		16,673,264	(9,820,443)
Fidelity Balanced Fund		12,155,118	(4,077,130)
Fidelity Aggressive Growth Fund		1,110,449	(11,193,291)
Fidelity US Equity Index Pooled Fund		11,955,948	(14,885,639)
Vanguard Total Bond Market Index Fund		1,853,684	10,395,221
Fidelity Freedom Income Fund		598,865	567,931
Fidelity Freedom 2010		1,257,361	772,138
Fidelity Freedom 2020		884,030	723,193
Fidelity Freedom 2030		552,635	231,743
Fidelity Retirement Money Market Fund		172,433	174,522
Fidelity Freedom 2040		423,156	73,741
Total net increase (decrease) in fair value of investments	$	118,155,953	(57,433,582)

The net investment income (loss) of the ICI Master Trust for the years ended December 30, 2003 and 2002 is as follows:

		2003	2002
Investment income (loss):			
Interest income and dividends	$	21,404,667	26,194,181
Net appreciation (depreciation) in fair value of stock funds		9,161,160	(7,693,564)
Net appreciation (depreciation) in fair value of mutual funds		74,118,339	(93,307,912)
	$	104,684,166	(74,807,295)
Plan's proportionate share		3.4%	(0.5)%

The Plan's proportionate share is affected by the extent of its participation in certain individual funds.

(6) Related-Party Transactions

At December 30, 2003 and 2002, the Plan had a 0.24% and 0.1%, respectively, beneficial interest in the ICI Company Stock Fund (an investment fund of the ICI Master Trust), which holds ICI ADRs as its principal investment.

Certain plan investments are invested in Fidelity funds. Fidelity is the trustee of the Plan, and as such, these transactions qualify as party-in-interest.

(7) Federal Income Tax Status

The Plan obtained a determination letter dated August 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. In the opinion of the Plan Administrator, the Plan and its underlying trust have been operated substantially in accordance with the terms of the Plan, as amended and restated, and remain qualified under the applicable provisions of the Code.

(8) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1934, which requires the Plan to file an annual report on Form 11K within 180 days of the end of the Plan's fiscal year. As of the date of this report, the Plan has not made such filing.

(9) Subsequent Events

Effective January 1, 2004, the plan year was changed to a calendar year. December 31, 2003 will be a one-day plan year.

RETIREMENT SAVINGS PLAN FOR COLLECTIVELY
BARGAINED EMPLOYEES OF THE ICI GROUP

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 30, 2003

Issuer	Description of investment	Cost	Current value
* Participant loans	Interest rates ranging from 5.00% to 10.5%	$ —	1,966,292

* Party-in-interest, not prohibited by ERISA.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Retirement Savings Plan For Collectively
Bargained Employees of the ICI Group

Date: February 2, 2006   By: _Thomas M. Hendermuch_

                                        Designated Representative

EXHIBIT INDEX

(1)   Consent of KPMG LLP, independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

Employee Benefits Investment Committee
ICI American Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13002) on Form S-8 of Imperial Chemical Industries PLC of our report dated November 15, 2005, with respect to the statements of net assets available for benefits of the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group (formerly, the Savings and Investment Plan for Collectively Bargained Employees of the ICI Group) as of December 30, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 30, 2003, which report appears in the December 30, 2003 annual report on Form 11-K of the Retirement Savings Plan for Collectively Bargained Employees of the ICI Group.

KPMG LLP

Short Hills, New Jersey
January 27, 2006